Contact

www.linkedin.com/in/stephanie-peter-omale (LinkedIn)

Top Skills

Marketing Strategy
Project Management
Digital Marketing

Languages

English

Stephanie Peter Omale

Marketing | Growth
Lagos

Summary

Experienced Digital Marketing Manager with a demonstrated history of working in the information technology and services industry.

Experience

Mileberry Inc.
CMO, Co-founder
December 2021 - Present (6 months)
San Francisco, California, United States

Carbon
Head Of Online Marketing
August 2021 - March 2022 (8 months)
Lagos, Nigeria

QuickCheck Nigeria
Marketing Manager
September 2019 - August 2021 (2 years)
Lagos, Nigeria

Siella Red Digital
Account Manager
October 2018 - September 2019 (1 year)
Lagos, Nigeria

Traders of Africa (TofA)
Product Marketing Manager
August 2017 - September 2018 (1 year 2 months)
Lagos, Nigeria

AIS Media, Inc.
Digital Marketing Specialist
December 2015 - July 2017 (1 year 8 months)
Lagos, Nigeria

Total

Intern

March 2014 - August 2014 (6 months)

Abuja, Federal Capital Territory, Nigeria

Education

Bingham University

Bachelor's degree, Mass Communication · (2011 - 2015)